Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE PROPOSED RELEASE OF THE REGISTRATION

OF PLEDGE AND TRUST FOR THE EXCHANGEABLE CORPORATE BONDS BY THE

CONTROLLING SHAREHOLDER

This announcement is made by PetroChina Company Limited (the “Company”) pursuant to Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Company received a notification from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, pursuant to which CNPC had completed the delisting of the exchangeable corporate bonds issued in 2018 (the “18 CNPC EB”) and proposed to go through the procedures for the release of the registration of pledge and trust of the abovementioned exchangeable corporate bonds at the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, details of which are as follows:

CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company (the “A Shares”) were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying A Shares of the Company held by CNPC were transferred into the CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account (the “18 CNPC EB Special Account”).

Given that CNPC has completed the redemption and delisting of the abovementioned exchangeable corporate bonds, CNPC, together with CSC Financial Co., Ltd. (SEHK: 6066; SSE: 601066) (being the trustee of the 18 CNPC EB), proposed to apply to transfer the remaining unexchanged 3,819,948,462 underlying A Shares of the Company in the 18 CNPC EB Special Account to the security account of CNPC.

As at the date of this announcement, the security account of CNPC holds 147,103,617,108 A shares of the Company, representing approximately 80.38% of the total issued share capital of the Company; and 18 CNPC EB Special Account holds 3,819,948,462 A Shares of the Company, representing approximately 2.09% of the total issued share capital of the Company. Upon the completion of the procedures to release the registration of pledge and trust, the 3,819,948,462 A Shares of the Company in the 18 CNPC EB Special Account will be transferred to the security account of CNPC and the 18 CNPC EB Special Account will cease to hold any shares of the Company. The security account of CNPC will hold 150,923,565,570 A Shares of the Company, representing approximately 82.46% of the total issued share capital of the Company. Following the completion of the procedures to release the registration of pledge and trust by CNPC, there will be no change in the controlling shareholder and the actual controller of the Company.

The Company will continue to pay attention to the progress of the release of the registration of pledge and trust by CNPC and will fulfill its duty to disclose information in a timely manner in accordance with the relevant regulatory requirements.

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC
17 February 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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